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                         INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors
GE Investments Funds, Inc.

We have examined management's assertion that the S&P 500 Index Fund
(the "Fund"), a series of the GE Investments Funds, Inc., complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2003, and from December 31, 2002 to March 31, 2003 included in the Management's Assertion Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2003 and with respect to agreement of security purchases and sales, for the period from December 31, 2002 to March 31, 2003 without prior notice to management:

1) Confirmation with State Street Bank & Trust (the "Custodian") that no exceptions exist between the securities held in book entry form by the Depository Trust Company and the Custodian;

2) Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;

3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in 1) or 2) above;

4) Reconciliation between the Fund's accounting records and the custody records as of March 31, 2003 and verified reconciling items;

5) Agreement of pending trade activity for the Fund as of March 31, 2003 to their corresponding subsequent cash statements;

6) Agreement of two security purchases and three security sales for the period December 31, 2002 (the date of our last examination) through March 31, 2003, from the books and records of the Fund to trade confirmations, noting that they had been properly recorded.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that the S&P 500 Index Fund, a portfolio of GE Investments Funds, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2003, and from December 31, 2002 to March 31, 2003 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the GE Investment Funds, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




                                                               /S/SIGNATURE
                                                               KPMG LLP



April 18, 2003




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                                                           GE ASSET MANAGEMENT
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                                   GE ASSET MANAGEMENT INCORPORATED
                                   3003 SUMMER STREET, P.O. BOX 7900
                                   STAMFORD, CT 06904-7900
                                   203-326-2300



            Management Assertion Regarding Compliance with
       Certain Provisions of the Investment Company Act of 1940

We, as members of management of one of the portfolios of GE Investments Funds, Inc., the S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements.
We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2003, and from December 31, 2002 to March 31, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2003, and from December 31, 2002 to March 31, 2003, with respect to securities reflected in the investment account of the Fund.


GE Investments Funds, Inc. (S&P 500 Index Fund),



By:

/S/SIGNATURE
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Michael J. Cosgrove
President



/S/SIGNATURE
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Robert Herlihy
Treasurer